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November 23, 1999

Board of Directors
Peninsula Bank of San Diego
1331 Rosecrans Street
San Diego, CA 92166

Dear Board Members:

This letter is in response to your request for our tax opinion as to certain federal income tax consequences of the proposed merger (the "Merger") of Peninsula Bank of San Diego ("Peninsula Bank of San Diego") with and into U.S. Bank National Association ("U.S. Bank") a wholly-owned subsidiary of U.S. Bancorp, ("U.S. Bancorp").

Our opinion is based upon the facts which have been provided to us. In rendering this opinion, we have (with your permission) reviewed and relied upon, INTER ALIA, (i) the Agreement and Plan of Merger dated September 1, 1999 between U.S. Bancorp and Peninsula Bank of San Diego (the "Merger Agreement"), (ii) the U.S. Bancorp Form S-4 Registration Statement, filed on November 5, 1999 (the "Registration Statement") and amended by Amendment No. 1 to the Registration Statement dated November 23, 1999 and (iii) the facts and assumptions as set forth in this letter. The Merger Agreement and the Registration Statement are hereinafter collectively referred to as the "Documents." Any material variations or differences in the facts or assumptions as stated or incorporated in the materials referred to above may affect our conclusions. Furthermore, any issues, which may arise as a result of the series of events described herein, but which are not addressed herein, are outside the scope of our opinion.

FACTS

U.S. Bancorp, a Delaware corporation, was incorporated in 1929. It is a regional, multi-state bank holding company headquartered in Minneapolis, Minnesota. U.S. Bancorp is authorized to issue 1,500,000,000 shares of common stock, par value $1.25 per share, and 50,000,000 shares of preferred stock, par value $1.00 per share. Approximately 744,797,857 shares of Class A common stock were outstanding and entitled to vote as of October 31, 1999. In addition, approximately 55,907 shares of preferred stock were outstanding as of October 31, 1999. U.S. Bancorp's stock is publicly traded. It owns 100 percent of the capital stock of each of its four banks and eleven trust companies, having approximately 1,000 banking offices in 16 Midwestern and Western states. U.S. Bancorp offers full-service brokerage services at

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November 23, 1999
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approximately 100 offices through a wholly-owned subsidiary.  U.S. Bancorp also has various nonbank subsidiaries engaging in financial services.

U.S. Bank is a National Banking Association directly and wholly-owned by U.S. Bancorp.

Peninsula Bank of San Diego, a California state-chartered bank, started business in 1975. It currently is authorized to issue 10,000,000 shares of common stock of which approximately 2,610,973 shares of Class A common stock were outstanding and entitled to vote as of October 31, 1999.

The Board of Directors of Peninsula Bank of San Diego believes that the Merger is in the best interest of Peninsula Bank of San Diego as well as its shareholders, customers and the communities it serves. U.S. Bancorp believes that the Merger will provide U.S. Bancorp with an attractive opportunity to expand its operations in San Diego County. U.S. Bancorp believes that the locations and business mix of Peninsula Bank of San Diego complement U.S. Bancorp's existing presence in Southern California and will enable U.S. Bancorp to offer its broad array of products and services to customers of Peninsula Bank of San Diego. Accordingly, the following transaction is being undertaken to accomplish these purposes.

TRANSACTION

Pursuant to the Merger Agreement, Peninsula Bank of San Diego will merge with and into U.S. Bank, with U.S. Bank surviving, and the shareholders of Peninsula Bank of San Diego will receive U.S. Bancorp common stock in exchange for their shares of Peninsula Bank of San Diego.

At the time of the Merger, each share of Peninsula Bank of San Diego common stock held by a shareholder will be converted automatically into shares of common stock, par value $1.25 per share, of U.S. Bancorp based on the exchange ratio agreed to by Peninsula Bank of San Diego and U.S. Bancorp. This exchange ratio provides that the shareholders will receive shares of U.S. Bancorp stock valued at $40.00 for each Peninsula Bank of San Diego share the shareholder holds, so long as the 20-day average closing price of U.S. Bancorp common stock three days prior to completing the Merger is between $27.4125 and $37.0875. If this average stock price falls outside of this price range, the value each Peninsula Bank of San Diego shareholder receives in U.S. Bancorp stock will be determined using an alternative formula as provided in the Merger Agreement. However, in no event will the shareholder receive less than $35.2941 or more than $43.4738 in U.S. Bancorp stock, valued as provided by the Merger Agreement.

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November 23, 1999
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No fractional shares of U.S. Bancorp common stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, U.S. Bancorp shall pay to each holder of Peninsula Bank of San Diego common stock who would otherwise be entitled to a fractional share of U.S. Bancorp common stock (after taking into account all of the shares of Peninsula Bank of San Diego common stock surrendered by such holder) an amount of cash (without interest) determined by multiplying such fraction by the average of the closing sale prices of U.S. Bancorp common stock, as reported by the NYSE Composite Transactions Reporting System (as reported in the THE WALL STREET JOURNAL or, if not reported therein, in another authoritative source), for the five NYSE trading days immediately preceding the effective date of the Merger.

Any shares of Peninsula Bank of San Diego common stock, which constitute dissenting shares as provided in 12 U.S.C. 215a, held by a Peninsula Bank of San Diego shareholder shall not be converted into shares of U.S. Bancorp common stock but, instead, the dissenting shareholders shall be entitled to receive payment of the fair market value of such shares as determined in accordance with the provisions of Sections 1300-1312 of the California General Corporation Law, as amended.

ASSUMPTIONS

In order to determine the federal income tax consequences to Peninsula Bank of San Diego, resulting from the Merger, we have made the following assumptions:

a. The fair market value of U.S. Bancorp common stock to be received by each Peninsula Bank of San Diego shareholder will be approximately equal to the fair market value of the Peninsula Bank of San Diego stock surrendered in the Merger.

b. During the five-year period ending on the date of the Merger, neither Peninsula Bank of San Diego nor any person related to Peninsula Bank of San Diego (as defined in Treas. Reg. section 1.368-1(e)(3) without regard to Treas. Reg. section 1.368-1(e)(3)(i)(A)) had directly or through any transaction, agreement, or arrangement with any other person, (i) acquired stock of Peninsula Bank of San Diego (except for shares of Peninsula Bank of San Diego stock acquired from dissenters, if any, in the Merger), or
     (ii) redeemed or made extraordinary distributions with respect to Peninsula Bank of San Diego stock, except for redemptions in the ordinary course of Peninsula Bank of San Diego's business.

c. U.S. Bank will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Peninsula Bank of San Diego immediately prior to the Merger. For purposes of this representation,

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     amounts paid by Peninsula Bank of San Diego to dissenters, if any,
     Peninsula Bank of San Diego assets used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Peninsula Bank of San Diego immediately preceding the transfer, will be included as assets of Peninsula Bank of San Diego held immediately prior to the Merger.

d. U.S. Bancorp, U.S. Bank and Peninsula Bank of San Diego are not investment companies within the meaning of section 368(a)(2)(F)(iii) and (iv).(1) The term investment company in this context means a corporation 50 percent or more of the value of whose total assets are stock and securities and 80 percent or more of the value of whose total assets are assets held for investment. In making the 50-percent and 80-percent determinations under the preceding sentence, stock and securities in any subsidiary corporation shall be disregarded and the parent corporation shall be deemed to own its ratable share of the subsidiary's assets.

e. There is no intercorporate indebtedness existing between U.S. Bancorp and Peninsula Bank of San Diego or between U.S. Bank and Peninsula Bank of San Diego that was issued, acquired, or will be settled at a discount.

f. U.S. Bancorp, U.S. Bank, Peninsula Bank of San Diego and its shareholders will each pay their own expenses, if any, incurred in connection with the Merger.

g. The liabilities of Peninsula Bank of San Diego to be assumed by U.S. Bank in the Merger and the liabilities to which the transferred assets of Peninsula Bank of San Diego are subject were incurred by Peninsula Bank of San Diego in the ordinary course of its business.

h. The fair market value of the assets of Peninsula Bank of San Diego to be transferred to U.S. Bank will equal or exceed the sum of the liabilities to be assumed by U.S. Bank, plus the amount of liabilities, if any, to which the transferred assets are subject.

i. Peninsula Bank of San Diego is not under the jurisdiction of a court in a Title 11, or similar case within the meaning of section 368(a)(3)(A).

j. None of the compensation received by any shareholder-employee of Peninsula Bank of San Diego will be separate consideration for, or allocable to, any of their shares of Peninsula Bank of San Diego stock. None of the shares of U.S. Bancorp stock received by any shareholder-employees of Peninsula Bank of San Diego will be

(1) Hereinafter, all section references are to the Internal Revenue Code of 1986, as amended, and to the regulations promulgated thereunder, unless otherwise specified.

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November 23, 1999
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     separate consideration for, or allocable to, any employment agreement.  The compensation paid to any shareholder-employees of Peninsula Bank of San Diego will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

k. There is no plan or intention by U.S. Bancorp or any person related to U.S. Bancorp (as defined in Treas. Reg. section 1.368-1(e)(3)) to acquire or redeem any of the stock of U.S. Bancorp issued in the Merger either directly or through any transaction, agreement, or arrangement with any other person, other than redemptions in the ordinary course of U.S. Bancorp's business.

l. During the five-year period ending on the date of the Merger, neither U.S. Bancorp nor any person related to U.S. Bancorp (as defined in Treas. Reg.
     section 1.368-1(e)(3)) had acquired directly or through any transaction, agreement or arrangement with any other person, stock of Peninsula Bank of San Diego with consideration other than voting stock of U.S. Bancorp (except for shares of Peninsula Bank of San Diego stock acquired from dissenters, if any, in the Merger).

m. Following the Merger, U.S. Bank will continue to conduct the historic business of Peninsula Bank of San Diego or use a significant portion of Peninsula Bank of San Diego's historic business assets in a business.

n. U.S. Bancorp has no plan or intention to liquidate U.S. Bank; to merge U.S. Bank with and into another corporation; to sell or otherwise dispose of the stock of U.S. Bank; or to cause U.S. Bank to sell or otherwise dispose of any of the assets of Peninsula Bank of San Diego acquired in the Merger, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled, within the meaning of section 368(c), by U.S. Bank. Control, for purposes of section 368(c), means stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of each and every class of nonvoting stock.

o. Prior to the Merger, U.S. Bancorp will be in control of U.S. Bank within the meaning of section 368(c).

p. Following the Merger, U.S. Bank will not issue additional shares of its stock that would result in U.S. Bancorp losing control of U.S. Bank within the meaning of section 368(c).

q.   No stock of U.S. Bank will be issued in the Merger.

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r.   The payment of cash in lieu of fractional shares of U.S. Bancorp is solely for the purpose of avoiding the expense and inconvenience to U.S. Bancorp of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration to be paid in the transaction to the Peninsula Bank of San Diego shareholders, instead of issuing fractional shares of U.S. Bancorp stock, will not exceed 1% of the total consideration to be given in the transaction to the Peninsula Bank of San Diego shareholders in exchange for their shares of Peninsula Bank of San Diego stock. The fractional share interests of each Peninsula Bank of San Diego shareholder will be aggregated, and no Peninsula Bank of San Diego shareholder will receive cash in an amount equal to or greater than the value of one full share of U.S. Bancorp stock.

s. The Merger will qualify as a statutory merger under applicable federal and state law.

OPINION

Based on the facts and assumptions stated herein and in the Documents, with respect to the Merger, it is our opinion that:

1. The Merger will constitute a reorganization within the meaning of section 368(a)(1)(A). The reorganization will not be disqualified by reason of the fact that common stock of U.S. Bancorp is used in the transaction by reason of the application of section 368(a)(2)(D). For purposes of this opinion, "substantially all" means at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets of Peninsula Bank of San Diego. U.S. Bancorp, U.S. Bank, and Peninsula Bank of San Diego will each be "a party to a reorganization" within the meaning of section 368(b).

2. No gain or loss will be recognized by Peninsula Bank of San Diego on the transfer of its assets to U.S. Bank in exchange for U.S. Bancorp's common stock, cash for dissenters, if any, and the assumption by U.S. Bank of Peninsula Bank of San Diego's liabilities, provided the cash is distributed to the Peninsula Bank of San Diego dissenting shareholders, if any, pursuant to the Merger Agreement. Sections 361(a), 361(b)(1)(A) and 357(a).

3. No gain or loss will be recognized by Peninsula Bank of San Diego shareholders upon the exchange of Peninsula Bank of San Diego stock for U.S. Bancorp common stock (including fractional share interests they might otherwise be entitled to receive) by reason of the application of section 354(a)(1).

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4.   The basis of the U.S. Bancorp common stock (including fractional share interests Peninsula Bank of San Diego shareholders might otherwise be entitled to receive) to be received by a Peninsula Bank of San Diego shareholder who exchanges Peninsula Bank of San Diego stock for U.S. Bancorp common stock will be the same as the basis of the Peninsula Bank of San Diego stock surrendered in the exchange. Section 358(a)(1).

5. The holding period of U.S. Bancorp common stock (including fractional share interests Peninsula Bank of San Diego shareholders might otherwise be entitled to receive) to be received by Peninsula Bank of San Diego shareholders will, in each instance, include the period during which the Peninsula Bank of San Diego common stock surrendered in exchange therefor was held, provided that Peninsula Bank of San Diego common stock was held as a capital asset on the date of exchange. Section 1223(1).

6. Cash received by a shareholder of Peninsula Bank of San Diego otherwise entitled to receive a fractional share of U.S. Bancorp common stock in exchange for his Peninsula Bank of San Diego stock should be treated as if the fractional shares were distributed as part of the exchange and then were redeemed by U.S. Bancorp. These cash payments should be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in Section 302(a). This receipt of cash should result in gain or loss measured by the difference between the basis of such fractional share interest and the cash received. Such gain or loss should be capital gain or loss to the former Peninsula Bank of San Diego shareholder, provided the Peninsula Bank of San Diego stock was a capital asset in such former shareholder's hands and as such, will be subject to the provisions and limitations of Subchapter P of Chapter 1 (Rev. Rul. 66-365, 1966-1 C.B. 116 and Rev. Rul. 77-41, 1977-2, C.B. 574).

7. Where cash is received by a dissenting shareholder of Peninsula Bank of San Diego, such cash should be treated as received by the dissenting shareholder as a distribution in redemption of his stock, subject to the provisions and limitations of Section 302.


LIMITATIONS ON THE SCOPE OF THIS OPINION

This opinion is based solely upon:

a) the information, documents, representations, facts and assumptions that we have included or referenced herein;

b) our assumption (without independent verification) that all such representations and all of the originals, copies, and signatures on documents reviewed by us are accurate, true, and authentic;

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c)   our mutual understanding that only the specific federal income tax issues and tax consequences opined upon herein are covered by this tax opinion, and that no other opinion has been given or should be inferred as to any other federal, state, or local income tax issues of any kind;

d) the law, regulations, cases, rulings, and other federal income tax authorities in effect as of the date of this letter. If there are any significant changes in the foregoing tax authorities (for which we assume no responsibility to advise you) or an ultimate finding that the facts, representations and/or assumptions are other than as reflected herein, it may result in our conclusions being rendered invalid or necessitate (upon your request) a reconsideration of the opinion;

e) your understanding that this opinion is not binding on the Internal Revenue Service or the courts and should not be considered a representation, warranty, or guarantee that the Internal Revenue Service or the courts will concur therewith; and

f) your understanding that this opinion letter has been provided solely for your information and benefit, is limited to the described transaction, and may not be relied upon, distributed, disclosed, made available to, or copied by anyone, without our prior written consent.

Very truly yours,

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

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November 23, 1999
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ACCOUNTANT'S CONSENT


We hereby consent to the use of our tax opinion dated November 23, 1999, as an exhibit to Amendment No. 1 to Registration Statement No. 333-90429 on Form S-4 of U.S. Bancorp, and the related proxy statement/prospectus. We also consent to the references to such tax opinion and to Deloitte & Touche LLP, under the caption *THE MERGER - Material Federal Income Tax Consequences, contained in the Registration Statement on Form S-4 and the related proxy statement/prospectus.


Deloitte & Touche LLP